Ms. Nudrat Salik

Mr. Terence O’Brien

United States Securities and Exchange Commission

Office of Industrial Applications and Services

Division of Corporation Finance

100 F Street, NE

Mail Stop 3030

Washington, D.C. 20549

April 16, 2024

Re:	IMAX CORP (“IMAX” or “the Company”)

Form 10-K for Fiscal Year Ended December 31, 2023

File No. 001-35066

Dear Ms. Salik and Mr. O’Brien,

We are writing in response to your third letter, dated March 20, 2024, which is a follow-up to our letter, dated March 12, 2024 (“Second Response”). For ease of reference, we have listed each of your comments in italics and provided our responses immediately below in plain text.

Form 10-K for the Year Ended December 31, 2023

Note 21. Segment Reporting, page 126

1.

We note your responses to comments 1 and 5. Your CODM appears to review revenue at the component unit level on a regular basis, which includes comparisons of actual to budget and actual to prior actual. Please confirm that your CODM does not also receive any further component unit level financial information, such as gross margin. If so, please tell us how frequently and the specific financial information he receives.

We confirm that our Chief Operating Decision Maker (“CODM”), Rich Gelfond, does not receive gross margin or any further financial information at the component unit level.

In this regard, we also note that the change in segments occurred in the quarter ended March 31, 2023. It appears that since the quarter ended September 30, 2023, Richard Gelfond, who you determined to be your CODM would be receiving financial information at the component unit level at least for the Content Solutions segment. Please confirm.

IMAX Corporation | 902 Broadway, 20th Floor, New York, NY 10010 | 212-821-0100 | Fax: 212-821-0105

The financial information Mr. Gelfond receives did not change during 2023 at any time, even upon the departure of the President, IMAX Entertainment. Other than revenue, Mr. Gelfond does not receive any financial data for any component units that constitute the Content Solutions segment.

2.

We note your response to comment 2. We note that Richard Gelfond, the CODM, received financial information regarding IMAX China both in his capacity as CODM of IMAX Corporation as well as in his role as a director on the IMAX China Board. Please help us understand what financial information is provided to him under each role, including whether operating segment level or component unit level financial information is provided as well as the particular financial information provided, such as gross margin.

In his role as the CODM of IMAX, Mr. Gelfond receives on a quarterly basis the results of operations from the Chief Financial Officer (“CFO”), as discussed in our letter dated January 29, 2024. The financial results information is presented as follows:

-	revenue and gross margin by reportable segment, and

-	selling, general and administrative expenses (“SG&A”), adjusted EBITDA, and adjusted EPS on a consolidated basis.

In addition, key operating metrics including gross box office (“GBO”) results and IMAX system installations are presented to the CODM. These metrics are fundamental to the CODM’s evaluation of performance and allocation of resources, as they represent key drivers of the reportable segments and the Company’s revenues and gross margins. The financial and operating results of IMAX China Holding, Inc. (“IMAX China”) are consolidated into the IMAX financial and operational information and are not presented separately.

In his role as a member of the Board of Directors of IMAX China, Mr. Gelfond receives the IMAX China Board materials, which contain discrete IMAX China financial information on a reportable segment basis consistent with that of the Company.

Specifically, IMAX China financial information provided to the IMAX China Board is presented as follows:

-	revenue and gross margin by reportable segment, and

-	SG&A, adjusted EBITDA, and adjusted EPS, each on a consolidated basis.

In addition, key operating metrics including GBO results and IMAX system installations for IMAX China are included in the IMAX China Board materials.

Please also address what specific IMAX China financial information was provided to the Board prior to 2024 in an Appendix to Board Materials.

IMAX Corporation | 902 Broadway, 20th Floor, New York, NY 10010 | 212-821-0100 | Fax: 212-821-0105

As we indicated in our Second Response, the Company’s Board materials had historically included, as an appendix, summary financial information for IMAX China, which consisted of IMAX China’s balance sheet and income statement. This same financial information was also included in materials provided to the Company’s Audit Committee. Commencing Q1 2024, however, we no longer include this information with the Company’s Board and Audit Committee materials.

3.

We note your response to comment 3. We note that Craig Dehmel manages Film Distribution, which currently represents a component unit and previously represented an operating segment. We also note that Bruce Markoe manages Post-Production, which currently represents a component unit and previously represented an operating segment. Your website appears to indicate that Craig Dehmel and Bruce Markoe are also part of senior management. Please advise. Your response indicates that they are designed to report to the Company’s Chief Content Officer. It is not clear who they are actually reporting to, including if they report to your CODM.

Mr. Dehmel is part of the senior management team (“SMT”) and Mr. Markoe was part of the SMT until January 1, 2024. Until the Company hires a Chief Content Officer, Messrs. Dehmel and Markoe both administratively report to the Executive Vice President, Chief People Officer, Michele Golden. Ms. Golden reports to the Chief Legal Officer & Senior Executive Vice President, Rob Lister, who reports to Mr. Gelfond. Operationally, Mr. Gelfond communicates with Mr. Dehmel and Mr. Markoe on an as-needed basis, and their discussions focus on non-financial operational data and film specific information.

Mr. Dehmel oversees the distribution of films and other content that have been remastered into the IMAX format (“Film Remastering”), working in partnership with studios and exhibitors to plan theatrical releases to maximize GBO results across the IMAX network. Mr. Markoe oversees the Company’s content enhancement services, and is responsible for managing operational delivery of remastered content to the IMAX network.

To clarify our Second Response (specifically, our response to prior comment #6), only departmental costs are provided monthly to component unit managers, while revenue and gross margins are provided at the SMT meetings. Messrs. Dehmel and Markoe each focus on operational data, not discrete financial information, and they are not involved in evaluating financial performance or allocating resources.

IMAX Corporation | 902 Broadway, 20th Floor, New York, NY 10010 | 212-821-0100 | Fax: 212-821-0105

4.

We note your response to comment 6 and that a few of the component units appear to be the same as your previous operating segments prior to the change in Q1 of 2023. Specifically, you now have component units called Film Distribution and Post-Production and you previously had operating segments called Film Distribution and Film Post-Production. Please help us understand if there are other component units which were also formerly operating segments. This could include component units whose underlying operations are the same as former operating segments, but may now be labelled differently.

Although some of the naming conventions are similar, the Company’s previous operating segments are not in all cases equivalent to its component units. The following provides further details:

Component Units	Identified as Previous Operating Segment?	Additional Information
Film Remastering	Yes	Identica to IMAX DMR

Film Distribution	No

The previous Film Distribution operating segment included the revenue and gross margin of the Company’s documentary business and Live/Alternative content business, as compared to the Film Distribution component unit which consists of the distribution of films and other content that have been remastered across the IMAX commercial multiplex network to maximize gross box office, a non-financial metric

Post-Production	Yes	Identical to Film Post-Production

Documentaries	No	Previously included within the Film Distribution operating segement

Live Events / Alternative Content	No	Previously included within the Film Distribution operating segement

Marketing	No	Cost center

Sales	No	Represents the Corporate sales team cost center

Tech Services (Maintenance)	Yes	Identical to IMAX Maintenance

Theater Operations	No

This component unit includes previous operating segments, IMAX Systems, Joint Revenue Sharing Arrangements, and Other Theater Business, along with Transformation that was not previously an operating segment

Manufacturing	No	Cost center

Supply Chain	No	Cost center

Business Development	No	Cost center

IMAX Enhanced	Yes	Identical to IMAX Enhanced

SSIMWAVE	Yes	Identical to SSIMWAVE

IMAX Corporation | 902 Broadway, 20th Floor, New York, NY 10010 | 212-821-0100 | Fax: 212-821-0105

5.

In addition to the formalized senior management team meetings which you indicated occur typically at least three times in your response to comment 4 of your letter dated January 29, 2024, please tell us whether there are other regular meetings with the CODM and segment managers in which financial information is reviewed. If so, please address what financial information the CODM reviews to prepare for these meetings and the financial information discussed in these meetings, including whether any component unit financial information is discussed. It would appear that the CODM would at least meet with segment managers on a quarterly basis.

The CODM meets and consults with his segment managers and other operational managers individually on an as-needed basis. The frequency of such unscheduled meetings varies from daily to weekly, and the subject matter also varies, and can include general business activities, operational activities/metrics, and leadership topics. No financial information is regularly received by or discussed with the CODM during these meetings. Financial information is presented to the CODM by the CFO as mentioned in our response to Staff comment 2 above.

If you require clarification or have any further questions, please contact me at (905) 403-6457 or at NFernandes@imax.com. The Company stands ready to assist the Commission in any way possible in connection with the matters addressed in this letter.

Yours truly,

/s/ Natasha Fernandes

Natasha Fernandes
Chief Financial Officer and Executive Vice President

IMAX Corporation | 902 Broadway, 20th Floor, New York, NY 10010 | 212-821-0100 | Fax: 212-821-0105